FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Operating profit of R1.7 billion and
normalised earnings of R400 million
in the quarter ended 30 September 2007
JOHANNESBURG. 25 October 2007 Gold Fields Limited (NYSE & JSE: GFI) today announced earnings for the September 2007 quarter of R429 million compared with R528 million in the June 2007 quarter and R698 million for the September quarter of 2006. In US dollar terms net earnings for the September 2007 quarter were US$60 million compared with
US$74 million in the June 2007 quarter and US$98 million for the September quarter of 2006.
September 2007 quarter salient features:
·   Attributable gold production maintained at over 1 million ounces;
·   Total cash costs increased 7 per cent from R92,273 per kilogram (US$405 per ounce)
    to R99,227 per kilogram (US$435 per ounce) due to higher labour costs at the South
    African operations and lower production at St Ives and Tarkwa;
·   Post quarter end an agreement was reached to sell our stake in Essakane for a consideration of US$200 million and our Venezuelan assets for an indicative amount of
    US$532 million;
·   Cerro Corona on track for production of concentrate during the March 2008 quarter.
Statement by Ian Cockerill, Chief Executive Officer of
Gold Fields:
“Gold Fields delivered a steady quarter,
with attributable gold production again
above one million ounces. Production at
the South African operations increased
from 685,000 ounces to 689,000 ounces
while attributable production at the
international operations decreased from
330,000 ounces to 312,000 ounces.
Despite known cost pressures due to wage
settlements in South Africa and ongoing
pressures on input costs throughout the
Group, unit costs rose at an unacceptably
high 7 per cent quarter on quarter. This
was also influenced by the decline in
production from both Tarkwa and St. Ives
but improved performance from these two
mines over the next few quarters should
see a reversal in this trend.

After the close of the quarter we
announced that an agreement had been
reached to sell our 60 per cent stake in the
Essakane project to Orezone Resources
Inc. for US$200 million, as well as an
agreement for the sale of our assets in
Venezuela to Rusoro Mining Ltd. for an
indicative consideration of some US$532
million. This consideration is made up of
mainly cash and shares in Rusoro Mining
Ltd., the value of which is based on the
prevailing share price in Rusoro Mining Ltd.
at the time of the announcement. These
disposals were made as part of our
ongoing strategic evaluation of our capital
asset portfolio aimed at maximising its
underlying value and do not diminish our
commitment to international growth. The
proceeds from these sales will be used to
create value for shareholders. A range of
options are under consideration, including,
inter alia, the reduction of debt and the
funding of our extensive capital
programme.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR103.45 – ZAR128.75
- at end September 2007
652,291,090
Average Volume - Quarter   3,003,718 shares / day
- average for the quarter
652,219,625
NYSE – (GFI)
Free Float
100%
Range - Quarter                   US$13.67 – US$18.33
ADR Ratio
1:1
Average Volume - Quarter   2,297,722 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q1F2008
Health and safety
We regret to report that there were seven fatal accidents during the September quarter. The fatal accidents occurred at the
South African operations, where Driefontein and Kloof mines
had three fatalities each and one occurred at Beatrix. Four of the fatal accidents were rock related of which three were
seismic and three were tramming related. The fatal injury
frequency rate for the September quarter was 0.17 per million man hours worked, an improvement on the previous quarter’s
figure of 0.26. Sadly, the lost time injury frequency rate
regressed from 8.94 to 9.77, the serious injury frequency rate regressed from 4.97 to 5.14 but the days lost frequency rate improved to a new record low of 276 from 284 per million man hours worked this quarter. A full explanation of the safety terms used in this report is available on our website.
Gold Fields is committed to a philosophy of zero harm and
benchmarks its safety performance against Ontario
benchmarks and is pursuing the Mine Health and Safety
Council milestones in South Africa. Behavioral based
interventions continue at all operations in the Group. The
South African operations, except South Deep have been
audited and achieved OHSAS 18001 certification. South Deep
is currently implementing the requirements of OHSAS 18001
and certification is planned for the end of the financial year.
The South African government has announced the creation of
an industry wide safety audit, as a result of recent peer safety performance across the mining sector. Gold Fields has already indicated to the Minister their support for this initiative, as we would any process that has the potential to improve safety
across our operations.
Financial review
Quarter ended 30 September 2007
compared with quarter ended 30 June 2007
Revenue
Attributable gold production was 1,001,000 ounces, compared
with 1,015,000 ounces in the June quarter. Production at the
South African operations increased from 685,000 ounces to
689,000 ounces. Attributable production at the international operations decreased from 330,000 ounces to 312,000 ounces.
At the South African operations production at Driefontein was largely unchanged at 260,400 ounces, as lower underground
tons were offset by increased yields. Gold production at Kloof increased 3 per cent from 229,600 ounces to 235,300 ounces
as a result of an increase in underground tons, partly offset by marginally lower yields. At Beatrix, gold production decreased by 5 per cent from 125,700 ounces to 119,200 ounces due to
lower yields. At South Deep, gold production increased from
69,500 ounces to 74,300 ounces as a result of an increase in underground yield and surface volumes.
At the international operations, gold production at Tarkwa
decreased 10 per cent due to lower processing volumes as
excessive rains occurred during the quarter which reduced the availability of competent material to run the mill effectively. At
Damang, gold production increased 21 per cent due to higher
yields from an increase in high grade ore from the Damang pit cutback. At Choco 10, the seasonal rains resulted in adequate water at the mine, which allowed increased mill throughput
compared with last quarter and resulted in a doubling of gold production to 15,700 ounces. As indicated in the previous
quarter, the depletion of higher grade pits and Conquerer
underground at St Ives resulted in a decrease in production of
14 per cent quarter on quarter. At Agnew, gold production
decreased by 5 per cent mainly due to lower yields at
Songvang.
The average quarterly US dollar gold price increased from
US$670 per ounce in the June quarter to US$685 per ounce in
the September quarter, a 2 per cent increase. The average
rand/US dollar exchange rate averaged R7.10, in line with the
R7.09 achieved in the June quarter. As a result of the above factors, the rand gold price improved from R152,825 per
kilogram to R156,355 per kilogram, a 2 per cent increase. The
Australian gold price was unchanged quarter on quarter at
A$812 per ounce.
The increase in the rand gold price achieved offset the
decrease in production, and resulted in revenue in rand terms of R5,119 million (US$721 million) in line with the previous quarter’s of R5,113 million (US$719 million).
Operating costs
Operating costs increased by 3 per cent during the September quarter to R3,391 million (US$478 million), compared with
R3,290 million (US$462 million) in the June quarter. Total cash costs increased by 7 per cent from R92,273 per kilogram
(US$405 per ounce) to R99,227 per kilogram (US$435 per
ounce).
At the South African operations, operating costs increased from
R2,027 million (US$285 million) to R2,114 million (US$298
million), an increase of 4 per cent. The increase was virtually all due to labour cost increases, effective 1 July, which
averaged around nine per cent. Operating costs at the
international operations, including gold-in-process movements,
South African Rand
United States Dollars
Quarter
Salient features
Quarter
September
2006
June
2007
September
2007
September
2007
June
2007
September
2006
31,262             31,556             31,126
kg                           Gold produced*
oz
(000)
1,001
1,015              1,005
79,862             92,273             99,227
R/kg
Total cash costs
$/oz
435
405                 350
12,858             12,817             12,751
000                            Tons milled                            000
12,751
12,817            12,858
142,035           152,825           156,355
R/kg                            Revenue                             $/oz
685
670                 622
215                 257                  266
R/ton                       Operating costs                      $/ton
37
36                   30
1,987              1,950               1,731
Rm                         Operating profit                          $m
244
274                 280
42                  38                    34
%                           Operating margin                          %
34
38                   42
698                 528                  429
Rm $m
60
74                   98
141                  81                    66
SA c.p.s.
Net earnings
US c.p.s.
9
11                   20
692                 506                  411
Rm $m
58
71                   98
140                  78                    63
SA c.p.s.
Headline earnings
US c.p.s.
9
11                   20
702                488                   400
Rm $m
56
69                   99
142                 75                     61
SA c.p.s.
Net earnings excluding gains
and losses on financial
exchange and foreign
instruments and
exceptional items
US c.p.s.
9
11                   20
*Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).

GOLD FIELDS RESULTS Q1F2008
I 2
amounted to R1,274 million (US$179 million), compared with
R1,136 million (US$160 million) incurred in the June quarter. In
US dollar terms, net operating costs at Tarkwa increased by
US$11 million mainly due to a stockpile revaluation of US$10 million included in gold-in-process in the June quarter. At
Damang, costs were marginally lower quarter on quarter as a
consequence of an increased gold-in-process credit. Costs at
Choco 10 increased by US$3 million as a result of an increase in production and wage increases. At St Ives, operating costs in Australian dollar terms including gold-in-process movements decreased by A$5 million or 7 per cent as a result of lower
underground production due to the depletion of Conqueror. At
Agnew, cash operating costs were virtually unchanged at A$26 million (R156 million).
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating
profit of R1,731 million (US$244 million). This represented an
11 per cent decrease when compared with the R1,950 million
(US$274 million) achieved in the June quarter. The Group
operating margin decreased from 38 per cent to 34 per cent.
The margin at the South African operations decreased from 37 per cent to 36 per cent, and the margin at the international operations decreased from 39 per cent to 29 per cent.
Amortisation
Amortisation decreased from R872 million (US$122 million) in the June quarter to R783 million (US$110 million) in the
September quarter. This decrease was mainly due to a
reduction at the International operations of R127 million
(US$18 million), largely at Agnew due to the completion of
mining of the Songvang pit at the end of August.
Other
Net interest paid increased from R60 million (US$8 million) in the June quarter to R96 million (US$14 million) in the
September quarter. This is due to an increase in net debt from
R4.6 billion (US$640 million) at the end of June to R6.0 billion
(US$862 million) at end September. This planned increase in
net debt is due to the significant capital programme embarked upon by the Group.
The loss on foreign exchange of R14 million (US$2 million),
compares with a loss of R32 million (US$5 million) in the June quarter. The September quarter’s loss consists largely of an unrealised exchange loss of R11 million (US$2 million) relating to a US dollar denominated insurance receivable at South
Deep. The loss in the June quarter was mainly as a result of the forward cover costs incurred in relation to a loan of US$528 million raised to retire the Western Areas gold derivative which was assumed on takeover of this company. The forward costs
are accounted for over the period of the forward exchange
contract.
The gain on financial instruments for the quarter at R9 million
(US$1 million) compares with a gain of R39 million (US$5
million) for the June quarter. The gain of R9 million in the
September quarter comprises a R32 million mark to market
unrealised gain arising from the agreement with Mvela
Resources which provides that Mvela Resources may acquire a
minimum of 45,000,000 and a maximum of 55,000,000 Gold
Fields shares should it elect to exchange its equity interest in
GFIMSA for Gold Fields’ shares. In terms of IAS 32 the floor and cap arrangement with Mvela Resources is a derivative
instrument and is required to be valued and marked to market each quarter through earnings. This was partially offset by a
R24 million (US$3 million) mark to market loss on share
warrants included in the Group’s investment portfolio. Included for the June quarter was a mark to market gain on share
warrants of R44 million partially offset by a loss of R4 million being the final adjustment on the close out of the US$30 million dollar/rand forward purchase.
Exploration
Exploration expenditure increased from R89 million (US$13
million) in the June quarter to R91 million (US$13 million) in the
September quarter. Please refer to the Exploration and
Corporate Development section for more detail.
Exceptional items
Exceptional gains of around R30 million (US$4 million) in both quarters include the profit on the sale of houses at Beatrix and
South Deep and profit on the sale of redundant mining
equipment at Driefontein.
Taxation
Taxation for the quarter amounted to R292 million (US$41
million) compared with R366 million (US$52 million) in the June quarter. This decrease reflects the decrease in profit before tax for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to
R429 million (US$60 million) or 66 SA cents per share
(US$0.09 per share), compared with R528 million (US$74
million) or 81 SA cents per share (US$0.11 per share) in the previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R411
million (US$58 million) or 63 SA cents per share (US$0.09 per share), compared with earnings of R506 million (US$71 million)
or 78 SA cents per share (US$0.11 per share) last quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange and financial instruments
amounted to R400 million (US$56 million) or 61 SA cents per
share (US$0.09 per share), compared with earnings of R488
million (US$69 million) or 75 SA cents per share (US$0.11 per share) reported last quarter.
Cash flow
Cash inflow from operating activities for the quarter was R985 million (US$131 million), compared with R1,969 million
(US$276 million) in the June quarter. This quarter on quarter decrease of R984 million (US$145 million) is mostly due to a working capital outflow of R224 million (US$32 million) in the
September quarter compared with a working capital inflow in
the June quarter of R274 million (US$38 million) , a decrease in profit before tax of R187 million (US$26 million) and an
increase in tax payments of R224 million (US$40 million). The almost R500 million change in working capital is mainly due to year end accruals settled during the quarter.
Capital expenditure decreased slightly from R2,190 million
(US$306 million) in the June quarter to R1,956 million (US$276 million) in the September quarter. At the South African
operations capital expenditure reduced from R878 million
(US$122 million) in the June quarter to R740 million (US$104 million) in the September quarter. This decrease was mainly
due to timing of expenditure on the 9 shaft project at
Driefontein of R69 million (US$10 million), and at Beatrix, a reduction at 3 shaft and capital development totalling R40
million (US$6 million), and various other technical projects.
Expenditure on ore reserve development at Driefontein, Kloof,
Beatrix and South Deep accounted for R95 million (US$12
million), R121 million (US$13 million), R75 million (US$9
million) and R10 million (US$2 million) respectively. At South
Deep capital expenditure was similar to last quarter at R169

3 I GOLD FIELDS RESULTS Q1F2008
million (US$24 million). The majority of this expenditure was incurred on the ventilation shaft (R55 million), the new
refrigeration plant (R27 million) and capital development (R33 million).
At the Ghanaian operations, capital expenditure at Tarkwa
decreased from R345 million (US$48 million) to R307 million
(US$43 million) quarter on quarter mainly due to decreased
expenditure on the CIL expansion project, and the Phase 5
heap leach project. Expenditure amounted to R77 million
(US$11 million) on the CIL expansion project and R45 million
(US$6 million) on the heap leach project compared with R85
million (US$12 million) and R62 million (US$9 million)
respectively in the June quarter. Activity continued on capital waste mining at the Teberebie cutback where expenditure of
R64 million (US$9 million) was incurred and R50 million (US$7 million) was incurred on the secondary fleet expansion. Capital expenditure at Damang reduced from R63 million (US$9
million) to R52 million (US$7 million), with the majority of this expenditure at the Damang cutback - R43 million (US$6
million).
At Choco 10, capital expenditure increased marginally to R40 million (US$6 million) with the majority of this expenditure on resource definition exploration and the water exploration drilling project.
In Australia capital expenditure at St Ives was unchanged at
R152 million (A$25 million) with the majority of this expenditure on mine development and exploration. At Agnew, capital
expenditure almost halved to R38 million (A$6 million), with the majority spent on development and exploration. The reduction was mainly due to expenditure incurred on the accommodation
upgrade in the June quarter.
Capital expenditure at the Cerro Corona mine in Peru
amounted to R621 million (US$87 million) in the September
quarter compared with R650 million (US$90 million) in the June quarter. Refer to the Capital and Development Project section for more detail.
Proceeds on the sale of assets amounted to R31 million (US$4 million) and includes the sale of houses at South Deep and
Beatrix, and redundant mining equipment at Driefontein.
Net cash inflow from financing activities amounted to R744
million (US$105 million) which included the draw down of a
loan facility of R750 million, the draw down on the Cerro
Corona loan of R167 million (US$23 million) and a loan
repayment of R173 million.
Net cash outflow for the quarter was R823 million (US$125
million). After accounting for a translation loss of R17 million
(gain of US$12 million), the cash balance at the end of
September was R1,470 million (US$210 million). The cash
balance at the end of June was R2,310 million (US$323
million).
Detailed and operational review
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in
September 2003 to increase revenue and reduce costs through
two sub-projects i.e. Project 400 (increase in revenue) and
Project 100 (reduction in costs). These projects have proved successful and led to additional projects, Project 100+ (new projects to further reduce costs) and Project Beyond (strategic supply chain management and procurement) as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$55 million) per annum could be
generated on a sustainable basis. This was to be achieved
through a basket of productivity initiatives; by eliminating non-
contributing production and replacing low-grade surface
material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change
programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies.
Due to the skills shortage, The Mining School of Excellence
was initiated at the Gold Fields Academy to train core skills such as miners, operators, rock drill operators and production supervisors. The “Jurasic to Joystick” challenge initiative was launched with the focus on a greater use of technology to
improve safety and productivity. The theory of constraints
initiative (to identify bottlenecks and to improve the flow of resources and material) has been rolled out at all the South
African shafts and, together with simulations, there is a
formidable focus on improving the flow of men, material,
equipment and ore. The objective of these initiatives is to
increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.
Reconciliation of achieved yields to gold reserves
Quarter ended
F2006*
F2007*
June
2007**
Sept
2007**
Driefontein:
Life of mine head grade as per
published declarations
#
8.0
8.5
8.9
8.9
Life of mine head grade adjusted
for estimated metallurgical
recoveries                                      7.8
8.2
8.6
8.6
Driefontein (underground yields
achieved)
8.1         7.6        7.6
8.2
Kloof
:
Life of mine head grade as per
published declarations
10.0
10.1
10.2
10.2
Life of mine head grade adjusted
for estimated metallurgical
recoveries***
9.7         9.8        9.9
9.9
Kloof (underground yields
achieved)                                       8.7
8.2
8.3
8.1
Beatrix:
Life of mine head grade as per
published declarations
5.5
5.5
5.5
5.5
Life of mine head grade adjusted
for estimated metallurgical
recoveries                                       5.3
5.3
5.3
5.3
Beatrix (underground yields
achieved)
##
  5.2
4.7
4.5
4.1
South Deep:
Life of mine head grade as per
published declarations
-         6.1         6.1
6.1
Life of mine head grade adjusted
for estimated metallurgical
recoveries                                          -
5.9
5.9
5.9
South Deep (underground yields
achieved)                                           -
6.2
5.7
6.6
Note that the life of mine reserves are based on a paylimit using a gold price of R100,000 per kilogram compared with operational paylimits for the current year based on a gold price of R120,000 per kilogram.
*   Based on the reserve statement at 31 December 2005 and 31 December
     2006, except South Deep which is based on the reserve statement as at 30
     June 2006. The acquisition of the control of South Deep was effective from
     1 December 2006.
**  Based on the reserve statement as at 31 December 2006.
*** Kloof’s life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to comparatively low volumes being mined from the high grade main shaft pillar.
#     The increase in the Life of Mine head grade is due to an increase in the paylimit, which results in a lower tonnage at high grades, and an improved dilution.
##
   The lower yields compared with the Life of mine estimated yield were as a result of a low mine call factor and increased stoping widths.

GOLD FIELDS RESULTS Q1F2008
I 4
Project 100+
Project 100+ consists of a number of discrete projects focused on ongoing cost reduction through eliminating inefficiencies and investment in cost reductions. Examples of these are:
The Eskom demand side management (DSM) ongoing projects
are progressing well. During the quarter a compressed air
control project was approved by Eskom, and a hostel hot water load control project entered the commissioning phase. The
DSM projects, which are funded by Eskom, collectively shifted more than 50MW of load out of the daily peak tariff period,
delivering savings of approximately R3 million in the September quarter. The estimated Eskom DSM savings for financial 2008
will exceed R10 million, growing to R20 million in financial
2009.
The conversion from diesel to battery power for underground
locomotives is progressing to plan, with the delivery of the first locomotives and the preparation of battery charging bays and the training of personnel underway. The project will deliver long term cost savings due to the lower operating cost and
higher efficiency of battery locomotives, and has the added
benefit of improving underground environmental conditions. An underground rail track up-grade project, which will improve
tramming efficiency underground, has commenced.
The pump efficiency monitoring project has entered the
monitoring phase, allowing maintenance practices to be
modified to initiate maintenance based on pump efficiency.
The first pump station, which was on-line for two months of this quarter, indicates that the anticipated efficiency improvement of
5 per cent will easily be achieved. This project will deliver savings in financial 2008 due to improved efficiency and
reduced pump repair costs.
On the labour management front, we are in the process of
rolling out a module setting standards and norms for effective labour management. A human resource shared services
centre is planned for the West Wits area. The intent is to
reduce shifts lost as a result of ineffective engagement,
medical, training and administration process currently
practiced.
On the cost reporting and management side, we are aligning
our activity based costing model with our process flow to
optimise our benchmark module. In addition, we are re-
introducing a budget control tool to enhance our control and accountability of commodity costs.
Project Beyond: Group Integrated Supply
chain and Strategic Sourcing Optimisation
Project Beyond – SA Operations
As previously reported, by the end of fiscal 2007, Project
Beyond had successfully delivered contracted benefits of R288 million. These benefits provided some buffering towards the
above average inflationary pressures experienced over the
period and which are expected to continue. The focus for fiscal
2008 will remain on initiatives around total cost leadership and productivity enhancement.
During the September quarter an estimated R8 million of
annualised contracted benefits was delivered for the South
African operations. The biggest portion of these benefits came from optimising synergies across the newly acquired South
Deep operation, which included general consumables, off-site repairs and aggregation of electrical sundry items.
Performance based contracts around explosives contributes
approximately R25 million to operating profit.
For the December quarter focus will continue on the South
Deep spend optimisation, engineering standards, explosives
and drilling consumables efficiencies. In addition we will focus on foodstuffs, salvage and the strategic supply of timber in the
December quarter.
Project Beyond – International Operations
During the September quarter strategic sourcing initiatives in
Australia and Peru delivered further total cost benefits of
around US$2 million. The largest portion of these benefits
came from the Australian Project Beyond-Bullion through new
tender and multi-year contracted benefits recorded for the
quarter. New projects recorded benefits in spend categories
such as insurance renewals, gas bottle hire and returns,
hardware supplies and diesel single point of delivery. Some
added benefits also came from Peru in the form of competitive bidding and multi-year post tender contract negotiations in
various areas; for example, grinding balls and ceramic chokes.
Efforts in Ghana have been largely focussed on ensuring
supply, and at the same time containing the cost of certain
strategic commodities, namely tyres, power and cyanide. A
tyre retread facility is currently being established and an
industry wide collaboration to build a power plant continues to counter the risk of national load shedding. In Venezuela the key focus was on re-structuring and recruiting of experienced procurement and logistics staff.
For the December quarter, opportunity assessments in Ghana
will be focused in areas such as fuel depot management,
materials management, maintenance and repair contracts and
logistics. Australia will continue Beyond-Bullion cost
optimisation initiatives. Peru will focus on ensuring optimal input cost baselines are achieved as they transition into the operational phase in the second half of fiscal 2008.
South African Operations
Driefontein
September
2007
June
2007
Gold produced
- kg
8,098
8,103
-
000’ozs
260.4
260.5
Yield - underground
- g/t
8.2
7.6
- combined
- g/t
5.3
4.9
Total cash costs
- R/kg
85,058
80,538
-
US$/oz
373
353
Gold production in the September quarter was unchanged
when compared with the June quarter at 260,400 ounces.
Underground tonnage reduced from 981,000 tons in June to
924,000 tons in September due to a 2 day rolling stoppage of mining sections to increase safety training and to improve
safety standards. This was offset by an increase in
underground yield which improved from 7.6 grams per ton to
8.2 grams per ton for the quarter. Surface tonnage decreased from 661,000 to 608,000 due to increased screening operations to improve the low grades currently being encountered.
Main development for the quarter improved by 5 per cent, but footwall drives continue to be impacted by seismicity at 1 and 5 shafts. On-reef development has improved for the fourth
straight quarter with values in line with forecast.
Operating costs increased by 6 per cent from R684 million
(US$96 million) to R724 million (US$102 million) mainly due to the annual salary increases, increased development and the
effects of inflationary increases in commodity prices. Total cash costs increased 6 per cent in rand and US dollar terms
from R80,538 per kilogram to R85,058 per kilogram and from
US$353 per ounce to US$373 per ounce respectively.

5 I GOLD FIELDS RESULTS Q1F2008
Operating profit decreased by 4 per cent from R548 million
(US$77 million) in the June quarter to R526 million (US$74
million) in the September quarter due to the higher operating costs.
Capital expenditure decreased from R298 million (US$41
million) to R219 million (US$31 million) mainly due to timing of expenditure. The major portion of the expenditure was on the 9 sub-vertical shaft deepening project and ore reserve
development. Shaft sinking on the 9 shaft project is planned to commence during the December 2007 quarter.
Gold production for the December quarter is forecast marginally lower than the September quarter. As a result unit cash costs will increase. Capital expenditure for the coming 6 months will increase in line with the build up of shaft sinking activity at 9 shaft.
Kloof
September
2007
June
2007
Gold produced - kg
7,319
7,141
- 000’ozs
235.3
229.6
Yield - underground - g/t
8.1
8.3
- combined - g/t
7.4
7.7
Total cash costs - R/kg
86,269
87,019
- US$/oz
378
382
Gold production at Kloof increased by 3 per cent from 229,600 ounces in the June quarter to 235,300 ounces in the
September quarter. This was due to a 5 per cent increase in
underground tonnage from 851,000 tons to 893,000 tons, at a
marginally lower yield. In addition, the surface tons milled increased 26 per cent compared with the previous quarter,
increasing from 80,000 tons to 101,000 tons at a yield of 0.7 grams per ton.
Main development increased by 15 per cent quarter on quarter with on- reef development values averaging 2,028 cmg/t
compared with 1,597 cmg/t in the June quarter.
Operating costs increased by 2 per cent from R648 million
(US$91 million) in the June quarter to R661 million (US$93
million) in the September quarter. The increase in operating costs was due to the annual wage increase referred to earlier.
This was partly offset by an increase in costs capitalised to ore reserve development. Total cash cost decreased marginally
from R87,019 per kilogram to R86,269 per kilogram as a result of the higher gold production. In US dollar terms, total cash costs decreased by 1 per cent from US$382 per ounce to
US$378 per ounce.
Operating profit increased from R439 million (US$62 million) in the June quarter to R473 million (US$67 million) in the
September quarter as a result of the increased gold production combined with the higher gold price.
Capital expenditure at R218 million (US$31 million) increased marginally when compared with the previous quarter’s
expenditure of R209 million (US$29 million).
Gold production and unit costs for the December quarter are
forecast at similar levels as the September quarter. Capital expenditure is forecast to reduce in the coming quarter in line with plan, with lower expenditures on the 1 sub-vertical shaft pillar and the Kloof Extension Area (“KEA”) projects.
Beatrix
September
2007
June
2007
Gold produced - kg
3,707
3,909
- 000’ozs
119.2
125.7
Yield - underground - g/t
4.1
4.5
Total cash costs - R/kg
106,393
95,805
- US$/oz
466
420
Gold production at Beatrix decreased by 5 per cent from
125,700 ounces in the June quarter to 119,200 ounces in the
September quarter. The increase in tons milled from 864,000
tons to 913,000 tons was offset by a decrease in yield from 4.5 grams per ton to 4.1 grams per ton quarter on quarter. The
lower yield was as a result of relatively lower volumes mined from the higher grade areas and a slight overall decrease in grade mined. The mine call factor also declined by 2 per cent quarter on quarter to 84 per cent, which also contributed to the lower yield. An external review of mining quality was carried out during the quarter. This review has identified fragmentation as an issue which needs addressing. The mine has embarked
upon a programme to switch explosive types and focus on
drilling and blasting practices.
Beatrix maintained its development volumes, with total main
development improving quarter on quarter by 2 per cent to
11,252 metres. Main on-reef development has continued to
show a steady improvement quarter on quarter, with a further increase of 11 per cent to 1,937 metres in the September
quarter. Values for the quarter were on plan at 818 cmg/t. This is a decrease quarter on quarter but reflects the local geology of existing raise development. Four shaft on-reef values were constant at 1,550 cmg/t.
Operating costs increased by 6 per cent, from R392 million
(US$55 million) in the June quarter to R416 million (US$59
million) in the September quarter. The increase in costs was mainly due to annual wage increase together with increased
development. Total cash costs increased 11 per cent from
R95,805 per kilogram in the June quarter to R106,393 per
kilogram in the September quarter, mainly due to the decrease in gold production and the above inflation wage increases. In
US dollar terms total cash costs also increased 11 per cent
from US$420 per ounce to US$466 per ounce.
Beatrix posted an operating profit of R163 million (US$23
million) for the quarter compared with R199 million (US$28
million) in the June quarter.
Capital expenditure decreased from R207 million (US$29
million) to R134 million (US$19 million) in the September
quarter and includes ore reserve development, progress on the
3 shaft project and capital development at the West and South sections.
Gold production, cash costs and capital expenditure in the
December quarter are forecast to be similar to the September quarter.

GOLD FIELDS RESULTS Q1F2008
I 6
South Deep
September
2007
June
2007
Gold produced
- kg
2,312
2,163
-
000’ozs
74.3
69.5
Yield - underground
- g/t
6.6
5.7
- combined
- g/t
4.8
4.9
Total cash costs
- R/kg
132,223
135,368
-
US$/oz
579
594
Gold production at South Deep increased by 7 per cent from
69,500 ounces in the June quarter to 74,300 ounces in the
September quarter. The increase in gold production was due
to an increase in the underground yield from 5.7 grams per ton to 6.6 grams per ton and an increase in surface ore processed from 71,000 tons to 150,000 tons.
Development at South Deep increased 10 per cent for the
September quarter, but this increase does not yet include the below infrastructure development where development of crews
and equipment are presently being mobilised.
Operating costs at R314 million (US$44 million) for the quarter increased by 3 per cent compared with the June quarter’s costs of R304 million (US$42 million). This was mainly due to the
annual wage increases. As a result of the increased gold
production the total cash cost decreased by 2 per cent to
R132,223 per kilogram (US$579 per ounce), compared with the
R135,368 per kilogram (US$594 per ounce) in the June
quarter.
Operating profit increased from R28 million (US$4 million) in the June quarter to R45 million (US$6 million) as a result of the increased gold revenue.
Capital expenditure was similar at R169 million (US$24 million)
for the current quarter and included R55 million (US$8 million)
on the deepening of the ventilation shaft, R27 million (US$4 million) on the refrigeration plant and R33 million (US$5 million)
on capital development.
Gold production and costs for the December quarter should be similar to the September quarter. Capital expenditure will
increase as the new mine expansion projects to 330,000 ton
per month milled proceeds, with increased expenditure. The
development mining contractor will commence in the December
quarter with capital metres ramping up by the end of the March quarter. Progress on the 94 level refrigeration and ventilation shaft brattice wall equipping are ongoing.
International Operations
Ghana
Tarkwa
September
2007
June
2007
Gold produced
- 000’ozs
154.0
170.5
Yield - heap leach
- g/t
0.8
0.8
- CIL plant
- g/t
1.5
1.5
- combined
- g/t
0.9
0.9
Total cash costs
- US$/oz
423
308
Gold production for the September quarter decreased by 10
per cent from 170,500 ounces to 154,000 ounces. Abnormally
high seasonal rainfall, which exceeded the fifty year high, had a negative impact on both the mining and the processing
operations. As a consequence of the heavy rain the CIL plant throughput was negatively affected in the first two months of the quarter. The SAG mill throughput decreased due to a lack of suitable run of mine feed, together with lower volumes of competent material available due to limited access to some of the pits.
Total tons mined, including capital stripping, decreased from
28.5 million tons to 27.7 million tons. Ore mined (excluding low grade ore mined of 776,000 tons at 0.8 grams per ton)
decreased to 4.72 million tons compared with 5.47 million tons in the June quarter. This decrease of 750,000 ore tons was
due to the excessive rains which caused flooding in the
Teberebie pit and a shortage of competent material resulting in mill blending problems. The mined grade of 1.27 grams per ton was similar quarter on quarter. The overall strip ratio for the quarter was 4.88 compared with 4.22 in the June quarter.
Total feed to the heap leach sections was 3.91 million tons
compared with 4.21 million tons for the June quarter. Yields from the heap leach sections were similar quarter on quarter at
0.8 grams per ton. The heap leach sections produced 92,300
ounces compared with the 101,100 ounces achieved in the
June quarter. The total feed to the CIL plant was 1.30 million tons compared with 1.43 million tons in the June quarter.
Yields were similar at 1.5 gram per ton. The CIL plant
produced 61,700 ounces in the September quarter compared
with 69,400 ounces in the previous quarter. Combined yield at
Tarkwa was unchanged quarter on quarter at 0.9 grams per
ton. There was a net gold-in-process release from the
combined CIL and heap leach sections of 3,800 ounces.
Operating costs, including gold-in-process movements,
increased from US$53 million (R374 million) to US$64 million
(R451 million) in the September quarter. This increase was
mainly due to a stock revaluation of US$10 million (R64 million)
relating to low grade mined ore stockpiles recognised in the previous quarter. As a result total cash costs increased from
US$308 per ounce to US$423 per ounce. Operating cost per
ton processed, which excludes gold-in-process movements,
was US$12.28 compared with the US$11.06 in the June
quarter. The increase in unit operating costs is related to the lower production due to the high rain fall and increased
commodity prices.
Operating profit was 38 per cent lower at US$38 million (R270 million) compared with US$61 million (R437 million) in the June quarter.
Capital expenditure decreased from US$48 million (R345
million) to US$43 million (R307 million) for the September
quarter, with expenditure on the Phase 5 heap leach project
and the CIL expansion project at US$6 million (R42 million) and
US$11 million (R78 million) respectively. Expenditure on the pre-stripping at the Teberebie cutback (US$9 million : R64
million) continued.
Gold production for the December quarter is expected to be
about 7 per cent higher than the September quarter. Unit cash costs should decrease in the December quarter due to the
expected increase in gold production and lower operational
costs brought about by expected drier weather conditions.
Damang
September
2007
June
2007
Gold produced
- 000’ozs
47.4
39.3
Yield
- g/t
1.3
1.0
Total cash costs
- US$/oz
468
572
Gold production for the September quarter was 47,400 ounces, compared with 39,300 ounces produced in the June quarter, an increase of 21 per cent. The seventh carbon-in-leach tank in

7 I GOLD FIELDS RESULTS Q1F2008
the processing plant was commissioned two months ahead of
schedule and a second gravity unit was also brought on line.
Both these projects enhanced gold recovery during the quarter.
Total tons mined, including capital stripping, was 7.1 million tons, compared with 7.4 million tons in the June quarter. The excessive wet weather conditions experienced during the
quarter contributed significantly to the reduction in tons mined.
Ore mined increased from 657,000 tons to 794,000 tons in the
September quarter due to an increase in ore tons mined from
the Damang pit cutback and Tomento pit 2 which replaced ore
from the depleted Kwesie North and J2SW pits. As a result,
the overall strip ratio decreased as forecast from 10.24 to 7.97 quarter on quarter. The average mined grade improved from
1.47 grams per ton to 1.51 grams per ton due to the increase in high grade fresh ore from the Damang cutback and Tomento 4.
Mill throughput for the quarter reduced by 9 per cent from 1.24 million tons to 1.12 million tons due to an increase in the higher grade hard rock delivered, as the excessive rains limited the delivery of the softer oxides from Tomento pit 1. The increase in hard rock reduced mill throughput by 14 per cent, from 710 to
610 tons per hour. This was more than offset by the increase in yield from 1.0 gram per ton to 1.3 grams per ton due to the replacement of oxides with the increased higher-grade tonnage from the Damang pit cutback and Tomento pit 4. Added to this was an increase in metallurgical recovery during the quarter due to a significant reduction in solution losses as a result of improved leach tanks availability, improved carbon
management and enhanced gravity gold recovery. The primary
crusher is again operating at design capacity. The increased availability of the crusher during the quarter has allowed for the expansion of the crushed ore stockpile to 160,000 tons to allow operational and blend flexibility at the mine.
Costs, including gold-in-process movements, decreased from
the US$23 million (R163 million) to US$22 million (R155
million) for the quarter. The positive change in gold-in-process of US$2 million (R14 million) was partially offset by the increase in operating costs of US$1 million (R7 million). The main
factors contributing to the increase in operating costs were the higher diesel price, replacement of conveyor belts and
increased plant maintenance. The total cost per ton processed at US$21.53 was higher than the previous quarter’s US$18.68
per ton due to the increase in operating costs, and the lower volumes processed. Total cash costs decreased from US$572
per ounce to US$468 per ounce, reflecting the higher gold
production and positive change in gold-in-process.
Operating profit for the quarter at US$10 million (R69 million)
more than doubled when compared with the US$4 million (R24
million) achieved in the June quarter.
Capital expenditure at US$7 million (R52 million) was lower
than the US$9 million (R63 million) spent in the previous
quarter, with the majority of this expenditure again incurred on the Damang cutback.
Gold production is expected to increase by about 5 per cent in the December quarter compared with the September quarter
due to increased gold output from the Damang pit cutback.
Cash costs should reduce due to the increase in production.
Venezuela
Choco 10
September
2007
June
2007
Gold produced
- 000’ozs
15.7
7.4
Yield                           -
g/t                              1.2
1.6
Total cash costs
- US$/oz
684
912
At Choco 10 production doubled from 7,400 ounces in the June quarter to 15,700 ounces in the September quarter. This was
due to an increase in mill throughput from 147,000 tons to
401,000 tons as a result of an improved supply of water from seasonal rains, water wells and a more efficient reclaim system from the tailings dam. On-site water storage facilities should be sufficient to provide a continuous water supply into the future, resulting in less reliance on seasonal rains. Tons milled was adversely affected during the quarter due to a road blockage by local small miners that resulted in 31 shifts (approximately 10 days) of lost production. Yield including 4,100 ounces locked-
up in the plant improved marginally from 1.6 grams per ton to
1.8 grams per ton, compared with the declared yield of 1.2
grams per ton which is determined based on gold produced.
Mining continued in the Pisolita and Rosika-Coacia pits. Mining volumes increased from a total of 1.41 million tons in the June quarter to 1.59 million tons in the September quarter. Ore tons increased from 199,000 tons to 268,000 tons this quarter, but was below forecast mainly as a result of the road blockage and low equipment availability. However grades improved from 1.5 grams per ton to 2.1 grams per ton quarter on quarter, the
affect of which will be seen in the December quarter.
Operating costs, including gold-in-process movements,
amounted to US$12 million (R86 million) compared with US$9
million (R65 million) in the June quarter. This increase was mainly due to the increase in mining and processing volumes
and labour cost increases resulting from recent wage
negotiations. Total cash costs decreased from US$912 per
ounce to US$684 per ounce driven by the increase in gold
production and the gold-in-process credit resulting from the plant lock-up. An operating profit of US$2 million (R15 million)
was realised compared with a loss of US$3 million (R19 million)
in the June quarter.
Capital expenditure amounted to US$6 million (R40 million) for the quarter compared with US$5 million (R33 million) in the
June quarter. The majority of this expenditure, US$3 million
(R23 million), was on resource conversion drilling in an
additional shallow mineralized zone in the hanging wall of the
Coacia deposit. The updated resource model for the area
should have an impact on mine design and contribute to an
increase in the reserve. Discussions with government
ministries in Venezuela continued on the permitting project with respect to obtaining access to the Yuruari River. Over US$1
million (R9 million) was invested in the design and permitting of this and the water wells projects.
Gold production for the December quarter is expected to
increase to around 20,000 ounces, provided there are no
significant operating interruptions from community, government, suppliers or unions. Cash costs should reduce in line with the increased production.
Australia
St Ives
September
2007
June
2007
Gold produced
- 000’ozs
102.4
119.5
Yield - heap leach
- g/t
0.5
0.5
- milling
- g/t
2.5
3.1
- combined
- g/t
1.8
2.4
Total cash costs
- A$/oz
650
591
-
US$/oz
551
491
Gold produced for the quarter decreased in line with previous guidance (15 per cent fall quarter-on-quarter) from 119,500
ounces to 102,400 ounces. This was mainly due to reduced
tonnage from the high grade Delta North and Thunderer pit,

GOLD FIELDS RESULTS Q1F2008
I 8
and the underground Conqueror operation which were depleted
at the end of last quarter. This change to the blend of
operating mines resulted in lower grade surface stockpiled
material being used to supplement the mill feed. Gold
produced from the Lefroy mill was 92,100 ounces, down from
the June quarter result of 111,300 ounces. Tons milled were
unchanged at 1.14 million tons. Yield decreased from 3.1
grams per ton to 2.5 grams per ton in the quarter due to the processing of the stockpiled material. Heap leach production was 10,300 ounces this quarter, up 25 per cent when
compared with the June quarter total of 8,200 ounces, as the benefits of the recently commissioned agglomeration drum
began to be realised along with a small increase in tons treated from 475,000 tons to 482,000 million tons.
During the quarter 3.5 million bank cubic metres (BCMs) of ore and waste, which includes waste classified as capital for
accounting purposes, were mined from the open pit operations compared with 3.4 million BCMs in the previous quarter. Open pit operations produced 1.2 million tons of ore for the quarter, compared with 1.1 million tons for the previous quarter. The majority of ore was mined from the North Revenge and
Leviathan pits. The open pit ore grade decreased to 1.8 grams per ton compared with 2.0 grams per ton in the previous
quarter. The Thunderer pit was completed, while the Cave
Rocks and Bahama pits commenced ore production after initial stripping. The average strip ratio including capital waste was
6.4 in the September quarter compared with 9.0 in the June
quarter.
Underground operations mined 247,000 tons of ore at 5.0
grams per ton for the quarter compared with 297,000 tons at
5.7 grams per ton in the previous quarter. The majority of this decrease was due to the completion of mining of the Conqueror underground reserve.
Operating costs, including gold-in-process movements,
decreased from A$74 million (R433 million) in the June quarter to A$69 million (R413 million) in the September quarter. This decrease reflected the lower underground production during
the quarter. The lower ounces, as a result of the above factors, resulted in an increase in total cash costs from A$591 per
ounce (US$491 per ounce) for the June quarter to A$650 per
ounce (US$551 per ounce) for the September quarter.
Operating profit decreased from A$23 million (R137 million) to
A$14 million (R86 million) due to the lower gold production.
Capital expenditure at A$25 million (R152 million) was
unchanged quarter on quarter. Mine development capital of
A$14 million (R85 million) included commencement of
development at the Cave Rocks underground mine and Pluton
open pit, and continuation of development of the Argo and
Belleisle underground mines and Cave Rocks open pit.
Gold production for the December quarter is expected to
increase by about 7 per cent compared with the September
quarter due to the increase in open pit sourced tons at higher grades. Development of the new underground mines at Cave
Rocks and Belleisle remains a focus to return production to
historical levels in the second half of financial 2008. Cash costs should decrease marginally in the December quarter.
Agnew
September
2007
June
2007
Gold produced
- 000’ozs
51.0
53.5
Yield                           -
g/t                              4.7
4.9
Total cash costs
- A$/oz
507
476
-
US$/oz
430
395
Gold production for the September quarter was 51,000 ounces,
5 per cent lower than the June quarter’s 53,500 ounces. This production decrease was due to the yield decreasing from 4.9 grams per ton to 4.7 grams per ton quarter on quarter, resulting from lower grades at Songvang open pit and Kim underground.
Tons milled and treated were similar quarter on quarter at
334,000 tons.
Ore mined from underground increased in the September
quarter to 120,000 tons at a grade of 9.1 grams per ton
compared with 77,000 tons at 10.0 grams per ton in the June
quarter. This was mainly due to increased tonnages from Kim
South as additional ore was extracted from four separate
stopes. Total open pit production for the June quarter
decreased from 525,000 tons at a grade of 3.6 grams per ton to
202,000 tons at a grade of 3.2 grams per ton in the September quarter as the Songvang open pit was completed by the end of
August.
At Agnew, cash operating costs after adjusting for amortisation included in gold-in-process was virtually unchanged at A$26
million (R156 million). Total cash costs increased from A$476 per ounce (US$395 per ounce) to A$507 per ounce (US$430
per ounce) for the September quarter. The increase in cash
costs per ounce is attributable to a decrease in production
levels.
Operating profit decreased from A$27 million (R157 million) in the June quarter to A$14 million (R85 million) due to the
abovementioned factors as well as the decrease in gold
revenue.
Capital expenditure decreased from A$10 million (R60 million)
in the June quarter to A$6 million (R38 million) in the
September quarter. The majority of this decrease related to a higher June quarter expenditure due to progress payments for the upgrading of mine accommodation. Decreased capital
development at Kim Lode in the September quarter was also a
factor.
Gold produced during the December quarter is expected to be
slightly lower than the September quarter. Cash costs should remain steady quarter on quarter.
Quarter ended 30 September 2007
compared with quarter ended
30 September 2006
Group attributable gold production decreased marginally from
1,005,000 ounces for the quarter ended September 2006 to
1,001,000 ounces in the September 2007 quarter.
At the South African operations gold production increased from
649,000 to 689,000 ounces. Driefontein and Kloof were little changed at 260,000 and 235,000 ounces respectively. Gold
production at Beatrix decreased by 20 per cent to 119,000
ounces due to a combination of lower grades and lower
volumes. This shortfall was offset by South Deep, control of which was acquired on 1 December 2006, which produced
74,000 ounces during the September 2007 quarter.
At the international operations total gold production decreased from 421,000 ounces in September quarter 2006 to 371,000
ounces in September quarter 2007. In Ghana, Tarkwa’s gold
production decreased 14 per cent to 150,000 ounces due to a
reduction of available high grade fresh ore tonnages mined and processed due to the wet conditions during the quarter.
Damang was less affected by the rain and was only marginally lower at 47,000 ounces. In Australia, St Ives and Agnew both decreased by around 16 per cent to 102,000 ounces and
51,000 ounces respectively. The decrease at St Ives was due
to the closure of the higher grade Conquerer underground

9 I GOLD FIELDS RESULTS Q1F2008
mine, which was replaced with lower grades surface ore.
Agnew saw a decrease in ore mined from the high grade Kim
Lode replaced by lower grade Songvang ore. At Choco 10,
gold production was little changed at 14,000 ounces.
Revenue increased by 8 per cent in rand terms from R4,732
million (US$667 million) to R5,119 million (US$721 million).
The higher average gold price of R156,355 per kilogram
(US$685 per ounce) compared with R142,035 per kilogram
(US$622 per ounce) achieved in 2006 more than offset the
lower production. The rand/US dollar was unchanged at US$1
= R7.10.
Operating costs, including gold-in-process movements,
increased from R2,745 million (US$387 million) to R3,388
million (US$477 million), an increase of R643 million (US$90 million) or 23 per cent. This increase was mainly due to the acquisition of control of South Deep on 1 December 2006,
which added R314 million (US$44 million) to costs in the
September quarter 2007. Excluding South Deep the increase
is 12 per cent. The majority of the balance was due to above inflation wage increases in South Africa, significant price
increases of important inputs – namely fuel, steel and cyanide to mention but a few at all the operations, increased power
costs in Ghana and increased maintenance costs on the owner
mining fleet at Tarkwa, the increased royalty at St Ives and the increased cost of mining the Songvang open pit. Total cash
costs for the Group in rand terms, increased 24 per cent from
R79,862 per kilogram (US$350 per ounce) to R99,227 per
kilogram (US$435 per ounce).

At the South African operations, operating costs increased by
29 per cent from R1,644 million in the quarter ended September
2006 to R2,114 million in the quarter ended September 2007.
The increase excluding South Deep was 9 per cent, and was
due to the above inflation wage increases effective this quarter, an increase in stoping and development and the increase in
certain input costs such as steel and food, partially offset by the cost saving initiatives  implemented over the year. Total cash costs increased 22 per cent from R77,543 per kilogram to
R94,248 per kilogram due to the inclusion of South Deep, which averaged R132,223 per kilogram in the September quarter 2007, as well as the cost increases and the lower production at the other South African operations. Excluding South Deep, total cash costs increased from R77,543 per kilogram to R89,657 per kilogram an increase of 16 per cent.

At the international operations total cash costs increased by 30 per cent from US$365 per ounce to US$476 per ounce, mainly
due to higher power costs in Ghana due to load shedding,
increased maintenance costs of the mining fleet at Tarkwa,
increased costs at Agnew due to increased mining and
processing of the Songvang open pit compared with the
September quarter 2006, and the combined effect of higher
stripping ratios and lower grades, together with the increased cost of inputs driven by the commodities boom. This was
exacerbated by the 14 per cent decrease in gold output from
the international operations.

Operating profit decreased from R1,987 million (US$280
million) to R1,731 million (US$244 million), with the benefit of the higher gold price offset by the lower production and the increase in costs.

After accounting for taxation and sundry items net earnings
decreased from R698 million (US$98 million) to R429 million
(US$60 million) for the September quarter 2007.

Earnings excluding gains and losses on foreign exchange,
financial instruments and exceptional items decreased from
R702 million (US$99 million) in September quarter 2006 to
R400 million (US$56 million) in the September quarter 2007.
Capital and development projects
Cerro Corona
During the quarter community relationships remained stable on the Cerro Corona project site. While community employment
and contracting levels are significant at this point in time, these will decline as construction activities tail-off through the latter part of the calendar year, presenting a possible catalyst for social discontent. Strategies have been developed to reduce
the impact of this. The Community stakeholder participation
remains high with over 50 local contractors and suppliers, while
825 of the 2,800 people working on site are from local
communities.
There were no Lost Time Injuries (LTI’s) during the period. The
Project has expended approximately 9.2 million man-hours
since October 2005 with no LTI’s and nine Medically Treated
Incidents (MTI’s). There were no significant environmental
incidents during the period.
Mining activities during the quarter remained focused on
generating construction materials for various site structures, in particular the tailings dam structure. The mining fleet will continue to work in three rock quarries within the project
boundary prior to returning to Cerro Corona mine late in this calendar year. A total of 2.18 million tons was excavated from the Cerro Corona mine this quarter (June quarter 1.45 million tons), of which approximately 61 per cent was overburden, with the balance being oxide and sulphide ores for stockpiling.
Surface mine development has progressed to the point that
further mining of sulfide ore and overburden will only take place upon commissioning of the concentrator early in calendar 2008.
Mining progress is no longer on the critical path for project start-up. Unit mining cost performance, at US$1.77 per ton
was in line with expectations.
During the quarter engineering efforts remained focused at the
Cerro Corona mine site in support of field construction efforts.
On the procurement front, all major construction packages have now been awarded and are in process. Critical items are being expedited to maintain the schedule as required.
On the construction front, three major milestones were
achieved by quarter end:
·  Grouting of the tailing embankment keyway was
   completed thereby allowing for placement of significant
   quantities of rock fill as well as various engineered rock products required in the approved design. Completion of
   the embankment height sufficient to impound water for mill start up is expected to be achieved in the March F2008
   quarter.
·  All major process mechanical components were set with
   initial piping and electrical systems being installed.
·  Enclosing of the main buildings has commenced. This will
   enable interior work to progress through the inclement
   rainy weather season (November through April).

Completion of construction is forecast for January 2008, and the project is still expected to commence ore treatment
thereafter, with shipment of concentrates commencing in the
March F2008 quarter. The greatest schedule risk remains
delays in completion of the tailings embankment.

During the September quarter cumulative construction
commitments reached US$319 million (June US$266 million)
while total capital expenditure in the September quarter was
US$87 million (June US$90 million).

GOLD FIELDS RESULTS Q1F2008
I 10
Exploration and corporate
development
Gold Fields completed drilling on five projects during the
quarter on its greenfield exploration sites.
At the Essakane project in Burkina Faso, the Bankable
Feasibility Study was completed and delivered to our partners, securing an additional 10 per cent share in the project and
bringing GFI’s stake to 60 per cent. Highlights from the study include ore production of 5.4 million tons per annum, producing an average of 292,000 ounces per annum of gold over 8.6
years. The partners are currently reviewing the study before making a production decision expected before the end of the
year.
On the Sankarani project in south-western Mali, presently
operated by partner Glencar Mining plc (AIM: “GEX”), a review of the project’s untested potential was incorporated into a wider regional review. To date just over US$2.5 million has been
spent giving Gold Fields an effective 25 per cent interest in the project. Gold Fields has a right to increase its stake to 51 per cent by spending an additional US$1.5 million by December
2007. Twenty-seven new targets for RAB drilling were
identified within the Bokoro and Sanioumale licenses. At the
80 per cent owned Kisenge project in the southern DRC, the
second phase of diamond drilling was completed on the
Kajimba, Mpokoto, Lungenda and Weji targets with
encouraging results. Drilling was started on the Katompe target and work was continuing on a regional stream sediment
sampling programme to identify new anomalies within our
license areas.
In Kyrgyzstan, Gold Fields has an option to joint venture the
Talas project via its equity placement in Lero Gold Corp (TSX-
V: “LER”). Phase 1 drilling at Taldybulak Central and
Northwest targets was completed. In Slovakia, Gold Fields has a right of first refusal to joint venture the Biely Vrch project through our equity holdings in EMED Mining Public Limited
(AIM: “EMED”). During the quarter, Gold Fields participated in a second private placement in EMED to maintain its holding at
10 per cent.
At the Central Victoria project in Australia, aircore and diamond drilling continued to define and extend significant gold
anomalism. Initial diamond drilling was commenced on the
southern end of the eight kilometer long Main-Lees trend as
part of the Fosterville East JV. Gold Fields is earning an 80 per cent stake in the Gobondery JV, Wellington North JV and
Cowal East JV. In Central Queensland, Gold Fields entered
into the Mt Carton regional joint venture agreement with
Conquest Mining Limited (ASX: “CQT”) where we can earn a
51 per cent stake in eight exploration tenements surrounding
Conquest’s Silver Hill discovery.
In the El Callao District in Venezuela, adjacent to the Choco 10
Mine, drilling was completed on the La Pinta, La Victoria and
Avila targets. On the Dominican Republic joint venture with
partner GoldQuest Mining Corp (TSX-V: “GQC”), preparations
were made to commence drilling in the December quarter on
the Cerro Dorado, Piedra Iman and Josefina targets. In Central
Chile at the joint venture with a private Chilean company (Gold
Fields earning 70 per cent), 13,200 hectares of exploration
concessions were staked on selected target areas in the
Maricunga Belt.
Corporate
Sale of Essakane Project
On 11 October an agreement was reached in terms of which
Gold Fields will sell its current 60 per cent stake in the
Essakane project located in Burkina Faso, West Africa, to its partner in the project, Orezone Resources Inc.
Orezone will pay Gold Fields US$150 million in cash and
US$50 million in Orezone securities or US$200 million in cash at Orezone’s election. To date Gold Fields has spent a total of
US$47 million on the project. The sale price represents a
significant return on investment for Gold Fields.
The transaction is subject to a number of conditions, including
Orezone securing net proceeds of at least US$150 million
through a public offering of its securities, and approval of the transaction by the South African Reserve Bank. Gold Fields
and Orezone expect the transaction to close towards the end of
November.
Sale of Venezuela assets
On 12 October 2007 an agreement was reached in terms of
which Gold Fields will effectively dispose of its assets in
Venezuela to Rusoro Mining Ltd. for a total consideration of approximately US$532 million*.
Rusoro will pay Gold Fields a minimum of US$150 million in
cash, US$30 million in convertible debt, and 140 million Rusoro shares. Gold Fields is expected to own around 38 per cent of the outstanding shares of that Company after the transaction has been concluded. Gold Fields will, through its exposure to
Rusoro, retain exposure to the upside inherent in the assets.
The total investment to date in the Venezuelan assets,
including the initial acquisition costs, is US$425 million. .
The transaction envisages Rusoro acquiring Gold Fields’ stake in the Choco 10 gold mine, as well as the contiguous mineral rights owned by Gold Fields.
The transaction is subject to various conditions, including South
African Reserve Bank and stock exchange approvals, the
raising of the required funding by Rusoro, as well as approval by Rusoro shareholders, more than 50 per cent of who have
given written irrevocable support to the transaction. Rusoro and Gold Fields expect the transaction to close in mid-
December 2007.
* Based on the 10-day VWAP of the Rusoro share price at the time of the announcement.
Provisional accounting for South Deep
The acquisition of South Deep has been accounted for on a
provisional basis in accordance with IFRS 3. This has resulted in the recognition of goodwill amounting to R4.4 billion.
Outlook
Excluding Choco 10 from both quarters, gold production should increase and unit costs decline in the December quarter when compared with the September quarter.
Basis of accounting
The unaudited results for the quarter have been prepared on
the International Financial Reporting Standards (IFRS) basis.
The detailed financial, operational and development results for the September 2007 quarter are submitted in this report.
These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and
new IFRS issued by the International Accounting Standards
Board.
I.D. Cockerill
Chief Executive Officer
25 October 2007

11 I GOLD FIELDS RESULTS Q1F2008
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
September
2007
June
2007
September
2006
Revenue
5,118.9
5,112.6               4,731.9
Operating costs, net
3,387.7
3,163.0               2,745.3
- Operating costs
3,391.2
3,289.7               2,763.6
- Gold inventory change
(3.5)
(126.7)                  (18.3)
Operating profit
1,731.2
1,949.6               1,986.6
Amortisation and depreciation
782.9
871.5                  680.7
Net operating profit
948.3
1,078.1               1,305.9
Net interest (paid)/received
(95.6)
(59.5)                     16.7
(Loss)/gain on foreign exchange
(13.6)
(32.1)                    (2.9)
Gain/(loss)on financial instruments
8.9
39.3                    (9.4)
Other
(11.4)
(10.1)                  (28.7)
Exploration
(91.4)
(89.1)                  (65.6)
Profit before tax and exceptional items
745.2
926.6               1,216.0
Exceptional gain
29.3
35.2                      8.7
Profit before taxation
774.5
961.8               1,224.7
Mining and income taxation
291.7
365.9                  464.2
- Normal taxation
226.4
140.2                  251.7
- Deferred taxation
65.3
225.7                  212.5
Net profit
482.8
595.9                  760.5
Attributable to:
- Ordinary shareholders
428.6
527.5                  697.8
- Minority shareholders
54.2
68.4                    62.7
Exceptional items:
Profit on sale of investments
-
5.6                     0.4
Profit on sale of assets
29.3
32.4                     8.3
Impairment of assets
-
(2.8)                         -
Total exceptional items
29.3
35.2                     8.7
Taxation
(11.2)
(14.0)                   (3.1)
Net exceptional items after tax and minorities
18.1
21.2                     5.6
Net earnings
428.6
527.5                 697.8
Net earnings per share (cents)
66
81                     141
Diluted earnings per share (cents)
62
77                     141
Headline earnings
410.5
506.3                  692.2
Headline earnings per share (cents)
63
78                     140
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items
399.8
488.4                  701.7
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)
61
75                     142
Gold sold – managed
kg
32,739
33,454                33,315
Gold price received
R/kg
156,355
152,825              142,035
Total cash costs
R/kg
99,227
92,273                79,862

GOLD FIELDS RESULTS Q1F2008
I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
September
2007
June
2007
September
2006
Revenue
721.0
718.5                     666.5
Operating costs, net
477.1
444.4                     386.6
- Operating costs
477.6
462.0                     389.2
- Gold inventory change
(0.5)
(17.6)                       (2.6)
Operating profit
243.9
274.1                     279.9
Amortisation and depreciation
110.3
122.3                       95.9
Net operating profit
133.6
151.8                     184.0
Net interest (paid)/received
(13.5)
(8.4)                         2.4
(Loss)/gain on foreign exchange
(1.9)
(4.5)                       (0.4)
Gain/(loss) on financial instruments
1.3
5.4                       (1.3)
Other
(1.6)
(1.5)                       (4.1)
Exploration
(12.9)
(12.5)                       (9.3)
Profit before tax and exceptional items
105.0
130.3                    171.3
Exceptional gain
4.1
5.0                        1.2
Profit before taxation
109.1
135.3                    172.5
Mining and income taxation
41.1
51.6                      65.4
- Normal taxation
31.9
20.0                      35.5
- Deferred taxation
9.2
31.6                      29.9
Net profit
68.0
83.7                    107.1
Attributable to:
- Ordinary shareholders
60.4
74.1                      98.3
- Minority shareholders
7.6
9.6                        8.8
Exceptional items:
Profit on sale of investments
-
0.9                            -
Profit on sale of assets
4.1
4.5                        1.2
Impairment of assets
-
(0.4)                            -
Total exceptional items
4.1
5.0                        1.2
Taxation
(1.6)
(2.0)                      (0.4)
-
-
Net exceptional items after tax and minorities
2.5
3.0                        0.8
Net earnings
60.4
74.1                      98.3
Net earnings per share (cents)
9
11                         20
Diluted earnings per share (cents)
9
11                         20
Headline earnings
57.9
71.1                     97.5
Headline earnings per share (cents)
9
11                         20
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items
56.3
68.9                     98.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)
9
11                         20
South African rand/United States dollar conversion rate
7.10
7.09                     7.10
South African rand/Australian dollar conversion rate
6.02
5.89                     5.38
Gold sold – managed
ozs (000)
1,053
1,076                   1,071
Gold price received
$/oz
685
670                      622
Total cash costs
$/oz
435
405                      350

13 I GOLD FIELDS RESULTS Q1F2008
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2007
June
2007
September
2007
June
2007
Property, plant and equipment
42,928.0
41,970.8
6,132.6
5,870.0
Goodwill
4,458.9
4,458.9
637.0
623.7
Non-current assets
641.3
627.7
91.6
87.8
Investments
2,460.9
2,272.4
351.6
317.8
Current assets
5,180.0
6,061.2
739.9
847.7
- Other current assets
3,710.1
3,751.1
529.9
524.6
- Cash and deposits
1,469.9
2,310.1
210.0
323.1
Total assets
55,669.1
55,391.0
7,952.7
7,747.0
Shareholders’ equity
37,036.5
37,106.3
5,290.8
5,189.7
Deferred taxation
5,998.9
5,979.6
857.0
836.3
Long-term loans
7,127.5
6,170.5
1,018.2
863.0
Environmental rehabilitation provisions
1,428.9
1,414.1
204.1
197.8
Post-retirement health care provisions
20.5
21.0
2.9
2.9
Current liabilities
4,056.8
4,699.5
579.7
657.3
- Other current liabilities
3,682.1
3,980.9
526.2
556.8
- Current portion of long-term loans
374.7
718.6
53.5
100.5
Total equity and liabilities
55,669.1
55,391.0
7,952.7
7,747.0
South African rand/US dollar conversion rate
7.00
7.15
South African rand/Australian dollar conversion rate
6.05
6.06
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2007
September
2006
September
2007
September
2006
Balance at the beginning of the financial year
37,106.3
19,851.5
5,189.7
2,671.8
Issue of share capital
0.1
0.4
-
0.1
Increase in share premium
8.5
31.8
1.2
4.5
Mark to market valuation of listed investments
217.3
242.8
30.6
34.2
Dividends paid
(619.8)
(545.4)
(87.3)
(76.8)
Increase in share-based payment reserve
22.4
19.1
3.2
2.7
Profit attributable to ordinary shareholders
428.6
697.8
60.3
98.3
Profit attributable to minority shareholders
54.2
62.7
7.6
8.8
Decrease in minority interests
-
(50.7)
-
(7.1)
Currency translation adjustment and other
(181.1)
363.7
85.5
(16.3)
Balance as at the end of September
37,036.5
20,673.7
5,290.8
2,720.2
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
September
2007
June
2007
September
2007
June
2007
Net earnings
428.6
527.5
60.4
74.1
Profit on sale of investments
-
(5.6)
-
(0.9)
Taxation effect of profit on sale of investments
-
2.1
-
0.3
Profit on sale of assets
(29.3)
(32.4)
(4.1)
(4.5)
Taxation effect of profit on sale of assets
11.2
11.9
1.6
1.7
Other after tax adjustments
-
2.8
-
0.4
Headline earnings
410.5
506.3
57.9
71.1
Headline earnings per share – cents
63
78
9
11
Based on headline earnings as given above divided by
652,219,625 for September 2007 (June 2007- 652,113,557)
being the weighted average number of ordinary shares in
issue for the quarter.

GOLD FIELDS RESULTS Q1F2008
I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
September
2007
June
2007
September
2006
Cash flows from operating activities
985.3
1,969.3                    1,609.3
Profit before tax and exceptional items
745.2
926.6                    1,216.0
Exceptional items
29.3
35.2                           8.7
Amortisation and depreciation
782.9
871.5                       680.7
Change in working capital
(223.8)
274.0                           9.9
Taxation paid
(361.1)
(136.7)                     (314.8)
Other non-cash items
12.8
(1.3)                           8.8
Dividends paid
(619.9)
-                      (555.9)
Ordinary shareholders
(619.9)
-                      (545.4)
Minority shareholders in subsidiaries
-
-                        (10.5)
Cash flows from investing activities
(1,932.8)
(2,331.8)                  (1,307.2)
Capital expenditure – additions
(1,956.3)
(2,190.4)                  (1,188.0)
Capital expenditure – proceeds on disposal
30.8
41.1                           8.4
Purchase of subsidiaries
-
(25.0)                               -
Purchase of investments
(2.4)
(99.9)                     (121.4)
Proceeds on the disposal of investments
-
11.3                           2.2
Environmental and post-retirement health care payments
(4.9)
(68.9)                         (8.4)
Cash flows from financing activities
744.2
336.8                     (168.9)
Loans received
908.6
5,324.1                              -
Loans repaid
(173.0)
(5,003.0)                     (155.6)
Minority shareholders loans repaid
-
-                        (45.5)
Shares issued
8.6
15.7                         32.2
Net cash outflow
(823.2)
(25.7)                     (422.7)
Translation adjustment
(17.0)
8.0                         29.1
Cash at beginning of period
2,310.1
2,327.8                   1,617.5
Cash at end of period
1,469.9
2,310.1                   1,223.9
United States Dollars
Quarter
September
2007
June
2007
September
2006
Cash flows from operating activities
131.0
276.1                       226.7
Profit before tax and exceptional items
104.9
130.3                      171.3
Exceptional items
4.1
5.0                           1.2
Amortisation and depreciation
110.3
122.3                        95.9
Change in working capital
(31.5)
37.8                          1.4
Taxation paid
(58.6)
(19.1)                      (44.3)
Other non-cash items
1.8
(0.2)                          1.2
Dividends paid
(88.6)
-                       (78.3)
Ordinary shareholders
(88.6)
-                       (76.8)
Minority shareholders in subsidiaries
-                         (1.5)
Cash flows from investing activities
(272.2)
(331.2)                    (184.1)
Capital expenditure – additions
(275.5)
(306.4)                    (167.3)
Capital expenditure – proceeds on disposal
4.3
5.7                          1.2
Purchase of subsidiaries
-
(8.5)                              -
Purchase of investments
(0.3)
(14.2)                      (17.1)
Proceeds on the disposal of investments
-
1.8                          0.3
Environmental and post-retirement health care payments
(0.7)
(9.6)                        (1.2)
Cash flows from financing activities
104.8
17.9                      (23.8)
Loans received
128.0
718.0                             -
Loans repaid
(24.4)
(708.1)                      (21.9)
Minority shareholders loans repaid
-
-                         (6.4)
Shares issued
1.2
8.0                          4.5
Net cash outflow
(125.0)
(37.2)                      (59.5)
Translation adjustment
11.9
37.0                          2.8
Cash at beginning of period
323.1
323.3                      217.7
Cash at end of period
210.0
323.1                      161.0

15 I GOLD FIELDS RESULTS Q1F2008
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·     to protect cash flows at times of significant expenditure,
·     for specific debt servicing requirements, and
·     to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.
Position at end of September 2007
US Dollars / Rand forward purchases
As a result of the draw down under a bridge loan facility to settle the close-out of the Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279. This cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. The forward cover points have been accounted for as part of interest. On 6 August 2007, this US dollars/rand forward cover was extended to 6 November 2007 at a rate of R7.1987 based on an average spot rate of 7.1000.
Year ended 30 June
2008
Forward purchases:
Amount (US dollars) - 000’s 550,800
Average rate - ZAR/US$ 7.1987
At the end of September 2007 the mark to market value of the US$550.8 million forward cover was negative by R86.2 million (US$12.3 million). The quarter on quarter mark to market movement was negative R134.8 million of which R82.4 million was offset against the R82.4 million foreign exchange gains on the revaluation of the underlying loan being hedged. The balance of R52.4 million represents the forward cover cost which has been included in interest paid in the income statement.
On 27 July 2007 US dollars/ rand forward cover of US$40 million was purchased to hedge future investments in Orogen, a 100% owned subsidiary. The forward cover rate is 7.1884, based on a spot rate of 7.1000, with maturity on 30 October 2007. For accounting purposes this forward cover has been designated as a hedging instrument and the valuation thereof is included in shareholder equity.
Year ended 30 June
2008
Forward purchases:
Amount (US dollars) - 000’s 40,000
Average rate - ZAR/US$ 7.1884
At the end of September 2007 the mark to market value was negative by R6.2 million (US$0.9 million).
Diesel Hedge
On 28 June 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre. The mark to market value at the end of September 2007 was positive by US$0.1 million. On 20 August 2007, Gold Fields Ghana Holdings (BVI) Ltd purchased a further three month Asian style option in respect of 15 million litres of diesel, starting 1 October 2007. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike rate of US$0.5572 per litre. The mark to market value at the end of September 2007 was positive by US$0.7 million.
Amended Mvela Subscription and Exchange Agreement Election
Gold Fields, Mvela Gold, Mvela Resources and GFIMSA entered into an agreement, amending the Subscription and Exchange Agreement to provide that Mvela Resources may acquire a minimum of 45,000,000 and a maximum of 55,000,000 Gold Fields shares should it elect to exchange its equity interest in GFIMSA for Gold Fields’ shares. The mark to market valuation of this floor and cap derivative was an unrealised gain of R32.1 million at the end of the quarter.

GOLD FIELDS RESULTS Q1F2008
I 16
Total cash costs
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
South African Operations
International Operations
Ghana             Venezuela        Australia
#
Total Mine
Operations
Total    Driefontein
Kloof     Beatrix
South
Deep
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating costs
(1)
September 2007
3,391.2     2,114.0
723.5
660.6
415.5
314.4
1,277.2
454.2      171.8         99.3        402.5
149.4
June 2007
3,289.7    2,027.4
683.7
648.0
392.2
303.5
1,262.3
443.4      164.9         76.0        390.4
187.6
Gold-in-process and
September 2007
(16.8)
-
-
-
-
-
(16.8)
(2.1)      (16.6)      (13.5)
8.1
7.3
inventory change*
June 2007
(90.4)
-
-
-
-
-
(90.4)
(68.7)       (2.2)       (11.2)           30.9
(39.2)
Less:
September 2007
14.5
10.5
4.4
3.3
2.1
0.7
4.0
1.2                -                -
2.2
0.6
Rehabilitation costs
June 2007
9.3
6.8
3.0
2.0
1.7
0.1
2.5
0.7                -                -
1.8
-
Production taxes
September 2007
9.0
9.0
2.9
2.7
1.9
1.5
-
-                 -                -                  -
-
June
2007
2.3
2.3
(0.2)
2.6
(1.6)
1.5
-
-                 -                -                  -
-
General and admin
September 2007
151.0
83.2
30.3
25.9
19.0
8.0
67.8
22.6           4.3          20.8           14.6
5.5
June
2007
143.0
79.3
28.1
24.6
16.0
10.6
63.7
25.8           3.5       18.2        11.6
4.6
Exploration costs
September 2007
9.1
-
-
-
-
-
9.1
-         2.8
-          5.6
0.7
June 2007
11.8
-
-
-
-
-
11.8
-         5.7
-          6.0
0.1
Cash operating costs
September 2007
3,190.8     2,011.3
685.9
628.7
392.5
304.2
1,179.5
428.3     148.1      65.0      388.2
149.9
June
2007
3,032.9    1,939.0
652.8
618.8
376.1
291.3
1,093.9
348.2     153.5      46.6      401.9
143.7
Plus:
September 2007
9.0
9.0
2.9
2.7
1.9
1.5
-
-            -           -            -
-
Production taxes
June 2007
2.3
2.3
(0.2)
2.6
(1.6)
1.5
-
-            -           -            -
-
Royalties
September 2007
48.8
-
-
-
-
-
48.8
21.6        6.4         2.6       12.4
5.8
June
2007
51.7
-
-
-
-
-
51.7
24.3        5.7         1.2        14.1
6.4
TOTAL CASH COSTS
(2)
September 2007
3,248.6    2,020.3
688.8
631.4
394.4
305.7
1,228.3
449.9     154.5      67.6      400.6
155.7
June
2007
3,086.9    1,941.3
652.6
621.4
374.5
292.8
1,145.6
372.5     159.2      47.8      416.0
150.1
Plus:
September 2007
758.6         436.5
144.9
159.1
63.9
68.6
322.1
74.7       14.1        9.2
224.1
Amortisation*
June 2007
819.9         420.4
121.9
128.6
92.0
77.9
399.5
82.2         9.5        5.2
302.6
Rehabilitation
September 2007
14.5
10.5
4.4
3.3
2.1
0.7
4.0
1.2           -           -
2.8
June
2007
9.3
6.8
3.0
2.0
1.7
0.1
2.5
0.7           -           -
1.8
September 2007
4,021.7    2,467.3
838.1
793.8
460.4
375.0
1,554.4
525.8     168.6      76.8
783.2
TOTAL PRODUCTION
COSTS
(3)
June 2007
3,916.1    2,368.5
777.5
752.0
468.2
370.8
1,547.6
455.4     168.7      53.0
870.5
Gold sold
September 2007
1,052.6        689.2
260.4
235.3
119.2
74.3
363.4
149.6      46.5       13.9     102.4
51.0
- thousand ounces             June
2007
1,075.6        685.3
260.5
229.6
125.7
69.5
390.2
170.5      39.3        7.4      119.5
53.5
TOTAL CASH COSTS
September 2007
435
413
373
378
466
579
476
423        468       684         551
430
- US$/oz                             June
2007
405
400
353
382
420
594
414
308        572       912         491
395
TOTAL CASH COSTS
September 2007
99,227      94,248
85,058 86,269
106,393
132,223
108,670
96,670 106,920  156,120  125,777
98,172
- R/kg                                 June
2007
92,273      91,072
80,538 87,019
95,805
135,368
94,381
70,243 130,278  207,826  111,888
90,150
TOTAL PRODUCTION
September 2007
538
504
453
475
544
711
602
495        511        777
719
COSTS                                June
2007
514
487
421
462
525
752
559
377        605
1,010
710
- US$/oz
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R7.10 and US$1 = R7.09 for the September 2007 and June 2007 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

17 I GOLD FIELDS RESULTS Q1F2008
Operating and financial results
South African Operations
South African Rand
Total Mine
Operations
Total      Driefontein
Kloof         Beatrix   South Deep
Operating Results
Ore milled/treated (000 tons)                  September
2007
12,751
3,922            1,532             994             913
483
June
2007
12,817
3,874            1,642             931             864
437
Yield (grams per ton)
September 2007
2.6
5.5                5.3              7.4              4.1              4.8
June
2007
2.6
5.5                4.9              7.7              4.5              4.9
Gold produced (kilograms)
September 2007
32,961
21,436            8,098           7,319           3,707           2,312
June
2007
33,454
21,316            8,103           7,141           3,909           2,163
Gold sold (kilograms)
September 2007
32,739
21,436            8,098           7,319           3,707           2,312
June
2007
33,454
21,316            8,103           7,141           3,909           2,163
Gold price received (Rand per kilogram)
September 2007
156,355
154,926         154,334       154,926       155,975        155,320
June
2007
152,825
152,059         152,030       152,192       151,317        153,074
Total cash costs (Rand per kilogram)
September 2007
99,227
94,248           85,058         86,269
106,393         132,223
June
2007
92,273
91,072           80,538         87,019        95,805         135,368
Total production costs (Rand per kilogram)
September 2007
122,841
115,101         103,495       108,457       124,197         162,197
June
2007
117,059
111,114           95,952
  105,307
  119,775        171,429
Operating costs (Rand per ton)
September 2007
266
539               472              665             455              651
June
2007
257
523               416              696             454              695
Financial Results (Rand million)
Revenue                                                     September
2007
5,118.9
3,321.0         1,249.8        1,133.9          578.2
359.1
June
2007
5,112.6
3,241.3         1,231.9        1,086.8          591.5
331.1
Operating costs, net
September 2007
3,387.7
2,114.0            723.5           660.6          415.5           314.4
June
2007
3,163.0
2,027.4            683.7           648.0          392.2           303.5
- Operating costs
September 2007
3,391.2
2,114.0            723.5           660.6          415.5           314.4
June
2007
3,289.7
2,027.4            683.7           648.0          392.2           303.5
- Gold inventory change
September 2007
(3.5)
June
2007
(126.7)
-                   -                  -                 -                  -
Operating profit
September 2007
1,731.2
1,207.0           526.3           473.3           162.7
44.7
June
2007
1,949.6
1,213.9           548.2           438.8           199.3
27.6
Amortisation of mining assets
September 2007
745.3
436.5           144.9            159.1            63.9
68.6
June
2007
856.4
420.4           121.9            128.6            92.0
77.9
Net operating profit
September 2007
985.9
770.5           381.4            314.2            98.8           (23.9)
June
2007
1,093.2
793.5           426.3            310.2          107.3            (50.3)
Other income/(expense)
September 2007
(29.9)
(53.3)           (19.6)           (11.5)          (11.0)            (11.2)
June
2007
18.0
(21.2)             (0.6)             (5.6)         (14.0)              (1.0)
Profit before taxation
September 2007
956.0
717.2            361.8           302.7            87.8            (35.1)
June
2007
1,111.2
772.3            425.7           304.6            93.3            (51.3)
Mining and income taxation                            September
2007
339.1
265.1            139.4           104.0            33.1            (11.4)
June 2007
372.2
264.0            146.8            97.3             37.1            (17.2)
- Normal taxation
September 2007
221.6
157.5              97.6            59.6              0.3
-
June
2007
218.6
116.6              54.8            61.5              0.3
-
- Deferred taxation
September 2007
117.5
107.6              41.8            44.4            32.8            (11.4)
June
2007
153.6
147.4              92.0            35.8            36.8            (17.2)
Profit before exceptional items
September 2007
616.9
452.1            222.4           198.7            54.7            (23.7)
June 2007
739.0
508.3            278.9           207.3            56.2            (34.1)
Exceptional items
September 2007
29.3
29.1              21.7              0.4              0.3
6.7
June
2007
36.2
33.3 1             9.0              0.3              5.6
8.4
Net profit
September 2007
646.2
481.2            244.1           199.1            55.0           (17.0)
June
2007
775.2
541.6            297.9           207.6            61.8           (25.7)
September 2007
637.9
469.9            230.6           198.9            54.8           (14.4)
June 2007
753.5
520.5            285.9           207.4            58.4           (31.2)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Capital expenditure
September 2007
1,327.7
739.8            219.3           217.5          133.8            169.2
June 2007
1,534.6
878.4            298.0           208.9          207.4            164.1
Planned for next six months to March 2008
3,466.4
1,843.1            636.3           466.0          285.2            455.6

GOLD FIELDS RESULTS Q1F2008
I 18
Operating and financial results
International Operations
Ghana
Venezuela                Australia
#
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
September 2007
8,829             5,213           1,124
401
1,757
334
June
2007
8,943             5,642           1,242
147
1,575
337
Yield (grams per ton)
September 2007
1.3                0.9               1.3               1.2
1.8                  4.7
June 2007
1.4                0.9               1.0               1.6
2.4                  4.9
Gold produced (kilograms)
September 2007
11,525             4,790           1,475
489
3,185               1,586
June
2007
12,138             5,303           1,222
230
3,718               1,665
Gold sold (kilograms)
September 2007
11,303            4,654            1,445
433
3,185               1,586
June
2007
12,138            5,303            1,222
230
3,718               1,665
Gold price received (Rand per kilogram)
September 2007
159,064         155,028        154,948         232,564
156,609            159,521
June
2007
154,169         152,970        152,537         198,261
153,335            154,955
Total cash costs (Rand per kilogram)
September 2007
108,670           96,670
106,920          156,120            125,777             98,172
June
2007
94,381           70,243
130,278          207,826            111,888             90,150
Total production costs (Rand per kilogram)
September 2007
137,521         112,978        116,678          177,367
164,158
June
2007
127,500           85,876
138,052          230,435
161,713
Operating costs (Rand per ton)
September 2007
145                 87
153                 248                  229                 447
June
2007
141                 79
133                 517                  248                 557
Financial Results (Rand million)
Revenue
September 2007
1,797.9            721.5           223.9             100.7
498.8               253.0
June
2007
1,871.3            811.2           186.4               45.6
570.1               258.0
Operating costs, net
September 2007
1,273.7            451.3           155.2               85.8
413.2               168.2
June
2007
1,135.6            374.0           162.7               64.7
433.3               100.9
- Operating costs
September 2007
1,277.2            454.2           171.8               99.3
402.5               149.4
June
2007
1,262.3            443.4           164.9               76.0
390.4               187.6
- Gold inventory change
September 2007
(3.5)              (2.9)
(16.6)              (13.5)
10.7                 18.8
June
2007
(126.7)            (69.4)            (2.2)              (11.3)
42.9               (86.7)
Operating profit
September 2007
524.2             270.2            68.7                14.9
85.6
84.8
June
2007
735.7             437.2            23.7              (19.1)
136.8               157.1
Amortisation of mining assets
September 2007
308.8              75.5             14.1                9.2
210.0
June 2007
436.0              82.9              9.4                 5.3
338.4
Net operating profit
September 2007
215.4             194.7            54.6
5.7
(39.6)
June
2007
299.7             354.3            14.3            (24.4)
(44.5)
Other income/(expense)
September 2007
23.4                1.0              0.2              (1.8)
24.0
June 2007
39.2                2.1              0.3                9.8
27.0
Profit before taxation
September 2007
238.8             195.7            54.8
6.1
(15.6)
June
2007
338.9             356.4            14.6            (14.6)
(17.5)
Mining and income taxation                              September
2007
74.0               46.0            16.3                3.6
8.1
June 2007
108.2            121.4               7.8              (5.1)
(15.9)
- Normal taxation
September 2007
64.1              36.5              6.7                 2.7
18.2
June
2007
102.0              25.9              6.0             (15.6)
85.7
- Deferred taxation
September 2007
9.9                9.5              9.6                0.9
(10.1)
June
2007
6.2              95.5               1.8              10.5
(101.6)
Profit before exceptional items
September 2007
164.8            149.7             38.5
0.3
(23.7)
June 2007
230.7            235.0               6.8              (9.5)
(1.6)
Exceptional items
September 2007
0.2                   -                  -                    -
0.2
June
2007
2.9                   -                  -
(1.3)
4.2
Net profit
September 2007
165.0             149.7            38.5
0.3
(23.5)
June
2007
233.6             235.0              6.8            (10.8)
2.6
September 2007
168.0             149.0             38.2
1.1
(20.3)
June 2007
233.0             234.8              7.1              (9.9)
1.0
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Capital expenditure
September 2007
587.9             306.7             52.1              39.8
151.5
37.8
June 2007
656.2             345.4             62.7              33.1
155.0
60.0
Planned for next six months to March 2008
1,623.3             881.3           120.4            135.8
363.6               122.2

19 I GOLD FIELDS RESULTS Q1F2008
Operating and financial results
South African Operations
United States Dollars
Total Mine
Operations
Total      Driefontein       Kloof        Beatrix
South
Deep
Operating Results
Ore milled/treated (000 tons)
September 2007
12,751
3,922            1,532             994              913            483
June
2007
12,817
3,874            1,642             931              864            437
Yield (ounces per ton)
September 2007
0.083
0.176            0.170           0.237           0.131         0.154
June 2007
0.084
0.177            0.159           0.247           0.145         0.159
Gold produced (000 ounces)
September 2007
1,059.7
689.2            260.4           235.3           119.2           74.3
June 2007
1,075.6
685.3            260.5           229.6           125.7           69.5
Gold sold (000 ounces)
September 2007
1,052.6
689.2            260.4           235.3           119.2           74.3
June
2007
1,075.6
685.3            260.5           229.6           125.7           69.5
Gold price received (dollars per ounce)
September 2007
685
679               676              679              683            680
June
2007
670
667               667              668              664            672
Total cash costs (dollars per ounce)
September 2007
435
413               373              378              466            579
June
2007
405
400               353              382              420            594

Total production costs (dollars per ounce)
September 2007
538
504               453              475              544            711
June
2007
514
487               421              462              525            752
Operating costs (dollars per ton)
September 2007
37
76                67                94               64              92
June
2007
36
74                59                98               64              98
Financial Results ($ million)
Revenue
September 2007
721.0
467.7           176.0            159.7            81.4           50.6
June
2007
718.5
455.3           173.1            152.7            83.2           46.2
Operating costs, net
September 2007
477.1
297.7           101.9              93.0            58.5           44.3
June
2007
444.4
284.7             96.1              91.1            55.2           42.4
- Operating costs
September 2007
477.6
297.7            101.9             93.0            58.5           44.3
June
2007
462.0
284.7             96.1             91.1             55.2          42.4
- Gold inventory change
September 2007
(0.5)
-                   -                 -                  -                -
June
2007
(17.6)
-                   -                 -                  -                -
Operating profit
September 2007
243.9
170.0              74.1            66.7             22.9             6.3
June
2007
274.1
170.4              76.9            61.6             28.1             3.9
Amortisation of mining assets
September 2007
105.0
61.5             20.4             22.4               9.0            9.7
June 2007
120.3
59.0             17.2             18.1             12.9           10.9
Net operating profit
September 2007
138.8
108.5             53.7             44.3             13.9           (3.4)
June
2007
153.9
111.5             59.7             43.5             15.2           (7.0)
Other income/(expenses)
September 2007
(4.2)
(7.5)             (2.8)            (1.6)             (1.5)           (1.6)
June 2007
2.5
(3.0)             (0.1)            (0.8)             (1.9)           (0.1)

Profit before taxation
September 2007
134.5
101.0             51.0             42.6             12.4           (4.9)
June
2007
156.3
108.5             59.7             42.7             13.3           (7.1)
Mining and income taxation                             September
2007
47.8
37.3             19.6             14.6              4.7           (1.6)
June
2007
52.4
37.1             20.5             13.7              5.3           (2.4)
- Normal taxation
September 2007
31.2
22.2             13.7              8.4               0.1
-
June
2007
30.7
16.4               7.8              8.6               0.1                -
- Deferred taxation
September 2007
16.5
15.2               5.9              6.3               4.6
(1.6)
June
2007
21.7
20.7             12.8              5.1               5.3           (2.4)
Profit before exceptional items
September 2007
86.8
63.7             31.2             28.0              7.8           (3.3)
June 2007
103.8
71.4             39.1             29.0              7.9           (4.7)
Exceptional items
September 2007

4.1
4.1               3.1              0.1
-               0.9
June 2007
5.1
4.6               2.7                 -               0.8              1.2
Net profit
September 2007
90.9
67.8             34.4             28.1              7.8            (2.4)
June 2007
108.9
76.0             41.8             29.1              8.7            (3.6)
September 2007
89.8
66.2             32.5             28.0              7.7            (2.0)
June 2007
108.8
75.6             41.3             29.2              9.6            (4.4)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Capital expenditure
September 2007
187.0
104.2             30.9             30.6             18.8           23.8
June 2007
213.9
122.0             41.4             29.0             28.8           22.8
Planned for next six months to March 2008
495.2
263.3             90.9             66.6             40.7           65.1
Average exchange rates were US$1 = R7.10 and US$1 = R7.09 for the September 2007 and June 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R6.02 and A$1 = R5.89 for the September 2007 and June 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

GOLD FIELDS RESULTS Q1F2008
I 20
Operating and financial results
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
September 2007
8,829           5,213          1,124            401
1,757             334
1,757            334
June
2007
8,943           5,642          1,242            147
1,575             337
1,575            337
Yield (ounces per ton)
September 2007
0.042           0.030          0.042          0.039
0.058           0.153
0.058         0.153
June 2007
0.044           0.030          0.032          0.050
0.076           0.159
0.076         0.159
Gold produced(000 ounces)
September 2007
370.5           154.0           47.4            15.7
102.4            51.0
102.4           51.0
June
2007
390.2           170.5           39.3             7.4
119.5            53.5
119.5           53.5

Gold sold (000 ounces)
September 2007
363.4           149.6           46.5            13.9
102.4            51.0
102.4           51.0
June
2007
390.2           170.5           39.3             7.4
119.5            53.5
119.5           53.5
Gold price received
September 2007
697              679             679
1,019
686              699
809           824
(dollars per ounce)
June 2007
676              671             669            870
673              680
810            818
Total cash costs
September 2007
476              423             468            684
551              430
650            507
(dollars per ounce)
June 2007
414              308             572            912
491              395
591            476
Total production costs
September 2007
602              495             511            777
719
848
(dollars per ounce)
June 2007
559              377             605
1,010
710
854
Operating costs
September 2007
20                12              22               35
32                63
38             74
(dollars per ton)
June 2007
20                11              19               73
35                79
42             95
Financial Results ($ million)
Revenue
September 2007
253.2          101.6            31.5            14.2         70.3            35.6
82.9           42.0
June
2007
263.2          114.0            26.3             6.4          80.3            36.1
96.2           43.6

Operating costs, net
September 2007
179.4            63.5            21.9            12.1
58.2            23.7
68.6          27.9
June 2007
159.7            52.8            22.8             9.1
60.8            14.3
73.7          17.1
- Operating costs
September 2007
179.9            64.0            24.2           14.0
56.7            21.0
66.9           24.8
June 2007
177.3            62.4            23.2           10.7
54.8            26.3
66.0           32.3

- Gold inventory change
September 2007
(0.5)            (0.4)           (2.3)            (1.9)          1.5              2.6
1.8           3.1
June
2007
(17.6)            (9.6)           (0.3)            (1.6)          5.9
(12.0)
7.7
(15.2)
Operating profit
September 2007
73.8             38.1             9.7             2.1
12.1            11.9
14.2          14.1
June
2007
103.7            61.3             3.5           (2.6)
19.7            21.9
22.5          26.5
Amortisation of mining assets
September 2007
43.5            10.6              2.0             1.3
29.6
34.9
June
2007
61.3            11.7             1.4              0.8
47.4
57.9
Net operating profit
September 2007
30.2            27.4              7.7             0.8
(5.7)
(6.6)
June
2007
42.4            49.6              2.1           (3.4)
(5.8)
(8.9)
Other income/(expenses)
September 2007
3.3              0.1
-
(0.3)
3.4
4.0
June
2007
5.4              0.3
-              1.3
3.8
4.5
Profit before taxation
September 2007
33.5            27.6             7.7              0.5
(2.3)
(2.6)
June
2007
47.8            49.9             2.1            (2.1)
(2.1)
(4.4)
Mining and income taxation            September
2007
10.4              6.5              2.3             0.5
1.1
1.3
June
2007
15.3             17.1             1.0            (0.7)
(2.1)
(3.4)
- Normal taxation
September 2007
9.0               5.1             0.9             0.4
2.6
3.0
June
2007
14.3               3.8             0.8
(2.1)
11.9
15.0
- Deferred taxation
September 2007
1.4               1.3             1.4              0.1
(1.4)
(1.7)
June
2007
0.9             13.3              0.2             1.5
(14.0)
(18.4)
Profit before exceptional items
September 2007
23.1             21.1             5.4              0.0
(3.4)
(3.9)
June 2007
32.5             32.8              1.1          (1.4)
0.1
(1.0)
Exceptional items
September 2007
-                  -                 -                -
-
-
June 2007
0.4                  -                 -
(0.2)
0.6
0.6
Net profit
September 2007
23.1            21.1              5.4             0.0
(3.4)
(3.9)
June 2007
33.0            32.8               1.1          (1.6)
0.7
(0.4)
September 2007
23.7            21.0              5.4             0.2
(2.9)
(3.4)
June 2007
33.1            33.3              1.1           (1.3)
-
(8.2)
Net profit excluding gains and
losses on foreign exchange,
financial instruments and
exceptional items
Capital expenditure
September 2007
82.8            43.2              7.3             5.6            21.3           5.3
25.2              6.3
June 2007
91.9            48.2              8.9             4.7            21.7           8.4
26.3             10.2
Planned for next six months to March 2008
231.9          125.9            17.2           19.4            51.9          17.5
60.1            20.2

21 I GOLD FIELDS RESULTS Q1F2008
Underground and surface
South African rand and metric units
South African Operations
International Operations
Ghana         Venezuela         Australia
Operating Results
Total Mine
Operations
Total   Driefontein
Kloof      Beatrix
South
Deep
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
September 2007
3,451        3,063        924        893       913        333        388           -            -            -
273
115
June
2007
3,445        3,062        981        851       864        366        383           -            -            -
304
79
- surface
September 2007
9,300           859        608        101
-          150
8,441      5,213     1,124        401     1,484       219
June 2007
9,372           812        661         80
-            71
8,560      5,642     1,242        147     1,271       258
- total
September 2007
12,751         3,922    1,532       994        913        483     8,829      5,213     1,124       401     1,757       334
June 2007
12,817         3,874    1,642        931       864        437     8,943      5,642     1,242       147     1,575       337
Yield (grams per ton)
- underground
September 2007
6.6
6.8         8.2         8.1        4.1         6.6       5.5            -            -            -
4.1
8.7
June
2007
6.6
6.7         7.6         8.3        4.5         5.7       6.0            -            -            -
5.3
8.7
- surface
September 2007
1.1
0.8         0.8         0.7           -         0.8        1.1         0.9        1.3         1.2       1.4         2.7
June
2007
1.1
0.9         1.0         0.7           -         0.9        1.1         0.9        1.0         1.6       1.6         3.8
- combined
September 2007
2.6
5.5         5.3        7.4         4.1         4.8        1.3         0.9        1.3         1.2       1.8         4.7
June 2007
2.6
5.5         4.9        7.7         4.5         4.9       1.4          0.9        1.0         1.6       2.4         4.9
Gold produced (kilograms)
- underground
September 2007
22,886
20,763      7,609     7,250     3,707     2,197     2,123           -            -            -
1,128
995
June
2007
22,873
20,564      7,467     7,086     3,909     2,102     2,309           -            -            -
1,623
686
- surface
September 2007
10,075           673        489        69
-         115
9,402      4,790     1,475        489     2,057      591
June
2007
10,581           752        636        55
-           61
9,829      5,303     1,222        230     2,095      979
- total
September 2007
32,961
21,436      8,098     7,319     3,707     2,312   11,525      4,790     1,475       489     3,185    1,586
June 2007
33,454
21,316      8,103     7,141     3,909     2,163   12,138      5,303     1,222       230     3,718    1,665
Operating costs (Rand per ton)
- underground
September 2007
660
671         735       732        455        918        576           -            -           -
553
628
June
2007
631
643         652       754        454        799        539           -            -           -
548
501
- surface
September 2007
120
70          73          72           -          57        125          87       153        248       169        352
June
2007
119
72          67          79           -
156          123         79        133       517        176       574
- total
September 2007
266
539         472       665        455        651       145          87        153        248       229       447
June 2007
257
523         416       696        454        695        141         79        133        517       248       557

GOLD FIELDS RESULTS Q1F2008
I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
September 2007 quarter
June 2007 quarter
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main              VCR
Advanced                                      (m)
4,559
1,389
1,574
4,164                 1,054                 1,666
Advanced on reef (m)
792
572
314
736                    332                    311
Sampled                                         (m)
744
366
255
579                    402                    123
Channel width (cm)
58
32
53
59                     43                      73
Average value                    - (g/t)
19.1
14.4
23.7
24.3                   10.8                 115.9
- (cm.g/t)
1,104
461
1,244
1,426                    469                 8,478
1
Kloof
September 2007 quarter
June 2007 quarter
Reef              Libanon
Kloof
Main
VCR     Libanon
Kloof
Main
VCR
Advanced                                      (m)
31
361
1,717
8,186
-               327
1,679 6,966
Advanced on reef (m)
31
-
343
976
-                 11             410              933
Sampled                                        (m)
21
-
270
805
-                 21             402              801
Channel width (cm)
243
-
100
97
-                 37               77               89
Average value                     - (g/t)
3.9
-
11.3
24.4
-                0.1              7.8             20.5
- (cm.g/t)
947
-
1,130
2,357
-                   3
600 1,824
Beatrix
September 2007 quarter
June 2007 quarter
Reef
Beatrix
Kalkoenkrans                  Beatrix
Kalkoenkrans
Advanced                                      (m)
8,392
2,859
8,340                                2,676
Advanced on reef (m)
1770
167
1,458                                  284
Sampled                                        (m)
1,734
168
1,260                                  270
Channel width (cm)
83
95
96                                  164
Average value                     - (g/t)
9.0
16.3
9.2                                 10.0
- (cm.g/t)
745
1,550
884                               1,638
South Deep
September 2007 quarter
June 2007 quarter
Reef
VCR
Elsburg                    VCR
Elsburg
Advanced                                      (m)
630
1,054
658                                  879
Advanced on reef (m)
129
685
91                                  625
Sampled                                        (m)
102
-
69                                      -
Channel width (cm)
80
-
94                                      -
Average value                     - (g/t)
9.3
6.4
3
3.0                                   6.3
- (cm.g/t)
740
2
-
282                                      -
1) High grades intersected in 4 shaft pillar.
2) VCR not fully exposed in faulted area.
3) Trackless development in the Elsburg reef is evaluated by means of the block model.

23 I GOLD FIELDS RESULTS Q1F2008
Administration and corporate information
Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail:      cain.farrel@goldfields.co.za
Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 644 2400
Fax: (+27)(11) 484 0626
LONDON
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor and Media Enquiries
South Africa
NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail:       nerina.bodasing@goldfields.co.za
North America
WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail:       wjacobsz@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
A Grigorian °
J G Hopwood
G Marcus
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 October 2007
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs